FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	July, 2006
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated July 26, 2006, relating to: Lafarge first cement grinding plant in Vietnam

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, July 26, 2006

LAFARGE INAUGURATES ITS FIRST CEMENT GRINDING PLANT

IN THE FAST GROWING MARKET OF SOUTHERN VIETNAM

Lafarge, which first moved into the Ho Chi Minh City region in 2001 with ready mix concrete operations, has just inaugurated its first cement grinding plant on the Long Tau river, 25km south-east of Ho Chi Minh City, in the Dong Nai province.

The construction and commissioning of this 500,000 ton grinding facility with a private port was achieved in less than eighteen months, for a total investment cost of US$30 million. It is the first project of Lafarge Xi Mang, the Joint Venture in which Lafarge owns a 70% interest alongside a Vietnamese building materials company.

The project is rapidly expected to create value for shareholders thanks to the construction market’s strong pace of expansion, particularly in the Ho Chi Minh City region.

The Vietnamese cement market is expected to reach 30 million tons in 2006 with annual growth averaging close to 15% over the past decade. Vietnam currently has to import over 4 million tons of clinker per year.

This project, in a region undergoing rapid economic and urban development, is in line with the Group’s strategy of focusing on fast growing markets. Lafarge is also expanding its gypsum activities in Vietnam, with the recent construction of a wallboard factory.

Notes to Editors:

1.	Lafarge’s ready-mix concrete activities in the Ho Chi Minh City region have a capacity of 400,000 m³ and consist of four concrete plants with 100 employees.

2.	Lafarge’s plasterboard activities include a newly built factory with a capacity of 10 million m2 in Ho Chi Minh City and 80 employees.

3.

The southern Vietnamese cement market, which currently accounts for a volume of 12 million tons and has posted growth averaging close to 15% per year over the past ten years, is experiencing a cement production shortage of 1 million tons. Our project is an integral part of the Vietnamese Construction Ministry’s Development Plan that aims to satisfy domestically the cement demand.

4.

Ho Chi Minh City already has a population of close to 7 million, a figure that may double over the next ten years. Since 1995, GDP has increased at an annual average rate of 12%. Dong Nai province is also enjoying very rapid expansion, with some of the country’s highest growth rates, including 20% for the industrial sector.

5.	The Lafarge Group’s cement business generated 48% of its sales and 47% of its operating income in emerging markets in 2005.

Page 2 of 4 Total Pages

6.

Lafarge is the world leader in building materials with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 76 countries, Lafarge posted sales of Euros 16 billion in 2005.

Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. Lafarge is the only company in the construction materials sector to be listed in the 2006 “100 Global Most Sustainable Corporations in the World”.

To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brind’Amour: 33-1 44-34-11-26 yvon.brindamour@lafarge.com

Louisa Pearce Smith: 33-1 44-34-18-18 louisa.pearce-smith@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Lucy Wadge: 33-1 44-34-19 47 Lucy.wadge@lafarge.com	Stephanie Billet: 33-1 44-34-94-59 stephanie.billet@lafarge.com

Statements made in this press release that are not historical facts, including our expectations for value creation and market growth are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Statements made in this press release that are not historical facts, including our expectations for future volume and pricing trends, demand for our products, energy costs, increase in our earnings per share and in operating margin and other market developments are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: whether the conditions of the tender offer will be satisfied; the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Company does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets and, in particular, in North America; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including the Company’s Reference Document and Annual Report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 3 of 4 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 26, 2006	Lafarge
(Registrant)

By:	/s/ Jean-Jacques Gauthier
Name:	Jean-Jacques Gauthier
Title:	Chief Financial Officer and Executive Vice President

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